UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 21, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Senior Mortgage Loan – Gramercy Homes, LLC - Update

On May 1, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,000,000, (the “Index Gramercy Senior Loan”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of entitled and permitted land and is currently constructing eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA (the “Index Gramercy Property”). As of the date of this disclosure, the project is approximately 92% complete. Interior and exterior work on the buildings is substantially complete. The primary remaining task is to complete the drive aisles from the street to all of the garages and the rear block wall. The borrower anticipates obtaining certificates of occupancy during the first quarter of 2019.

The Index Gramercy Senior Loan was originally scheduled to mature on January 1, 2019 (the “Index Gramercy Maturity Date”) and Index Gramercy had the ability to extend the Index Gramercy Maturity Date for two periods of six months. In lieu of exercising those extension options, on December 21, 2018, we executed a loan modification extending the maturity date to January 1, 2020 and increasing the loan principal to $10,750,000 to account for a fully-funded interest reserve during the extension period and construction reserve for the remaining construction costs. The total return during the loan extension period is anticipated to be 8.05%: 1) the modified loan will bear interest at a rate of 7.55% per annum, paid current on a monthly basis; and 2) concurrent with the execution of the loan modification, we earned an extension fee of 0.50% on the new principal amount. As of the extension closing date, the Index Gramercy Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 78.2%, based upon the earlier appraisal.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: December 31, 2018